Exhibit (a)(5)(B)

NOTICE TO HOLDERS AND THE TRUSTEE AND THE CONVERSION AGENT

OF

CYBERARK SOFTWARE LTD.’S

0.00% CONVERTIBLE SENIOR NOTES DUE 2030

CUSIP Number: 23248V AC9*

THIS NOTICE CONTAINS IMPORTANT INFORMATION THAT IS OF INTEREST TO THE BENEFICIAL OWNERS OF THE NOTES (AS DEFINED BELOW). ALL DEPOSITORIES, CUSTODIANS, AND OTHER SUCH INTERMEDIARIES RECEIVING THIS NOTICE ARE REQUESTED TO EXPEDITE RETRANSMITTAL TO SUCH BENEFICIAL OWNERS IN A TIMELY MANNER.

Reference is made to that certain Indenture, dated as of June 10, 2025 (the “Base Indenture”), between CyberArk Software Ltd. (the “Company”) and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), governing the 0.00% Convertible Senior Notes due 2030 (the “Notes”). The Trustee also serves as the paying agent and the conversion agent under the Base Indenture. A copy of the Base Indenture was included as an Exhibit to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2025. The Indenture is available on the SEC’s website at www.sec.gov.

This Notice is being delivered pursuant to Sections 14.01(b)(iii), 14.03(b), 14.07(b), 14.10(b) and 15.02(c) of the Base Indenture.

On July 30, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Palo Alto Networks, Inc., a Delaware corporation (“Parent”), and Athens Strategies Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”), on February 11, 2026 (the “Effective Date”).

The Merger constitutes a Merger Event, a Fundamental Change and a Make-Whole Fundamental Change, in each case that occurred on February 11, 2026. This Notice constitutes a Fundamental Change Company Notice in accordance with Section 14.03(b) and a notice of a Make-Whole Fundamental Change in accordance with Section 14.01(b)(iii) of the Indenture.

Pursuant to the Merger Agreement, at the Effective Date, each ordinary share, par value NIS 0.01 per share, of the Company (a “Company Share”) issued and outstanding immediately prior to the Effective Date (other than Deemed Cancelled Shares (as defined in the Merger Agreement) and Converted Shares (as defined in the Merger Agreement)) was converted into (A) 2.2005 fully paid and non-assessable shares of common stock, par value $0.0001 per share, of Parent (a “Parent Share”) and (B) the right to receive $45.00 in cash, without interest, in each case in accordance with the terms of, and subject to the qualifications described in, the Merger Agreement ((A) and (B), together, a “unit of Reference Property”).

Supplemental Indenture and Notice of Settlement Method Election

In connection with the Merger, the Company, the Parent and Trustee entered into that certain First Supplemental Indenture, dated as of February 11, 2026 (the “Supplemental Indenture”, and the Base Indenture, as modified and supplemented by the Supplemental Indenture, the “Indenture”)1, amending and supplementing the Base Indenture to, among other things, (i) change the right to convert each $1,000.00 principal amount of Notes into a right to convert such principal amount of Notes into the number of units of Reference Property that a holder of a number of Company Shares equal to the Conversion Rate immediately prior to the Effective Date would have owned or been entitled to receive upon such Merger, (ii) in connection with the foregoing, implement anti-dilution and other adjustments to the Conversion Rate as provided for in the Supplemental Indenture and (iii) add the Parent as a guarantor of the Notes pursuant to the unconditional and irrevocable guarantee set forth in the Supplemental Indenture.

The Supplemental Indenture also provides that the Company has irrevocably elected (A) to eliminate the right of the Company to elect Physical Settlement as the Settlement Method of any conversion of Notes that occurs on or after the date of the Supplemental Indenture and (B) that with respect to any Combination Settlement of any conversion of Notes that occurs on or after the date of the Supplemental Indenture, the Specified Dollar Amount per $1,000 principal amount of Notes shall be no lower than $1,000.00.

The foregoing description of the Supplemental Indenture does not purport to be complete and is qualified in its entirety by reference to the Supplemental Indenture, a copy of which is attached hereto as Exhibit A.

On the Effective Date, the Company sent a notice to Holders, the Trustee and the Conversion Agent (A) of its irrevocable election to eliminate the right of the Company to elect Physical Settlement as the Settlement Method of any conversion of Notes that occurs on or after the date hereof, (B) of its irrevocable election that with respect to any Combination Settlement of any conversion of Notes that occurs on or after the date hereof, the Specified Dollar Amount per $1,000 principal amount of Notes shall be no lower than $1,000.00 and (C) to set the Default Settlement Method as Cash Settlement with respect to any conversion of Notes that occurs on or after the Effective Date.

As a result, all conversions of Notes with a Conversion Date on and after February 11, 2026 will be settled by Cash Settlement until the Company modifies the Settlement Method in accordance with the Indenture.

Fundamental Change Repurchase Right

In connection therewith, Parent has made an offer to purchase the Notes on the date hereof, pursuant to an Offer to Purchase, dated as of the date hereof, a copy of which is attached hereto as Exhibit B (the “Offer to Purchase”). The terms of the Offer to Purchase are incorporated herein.

Holders May Elect to Convert Their Notes

As described in the Offer to Purchase, as a result of the Make-Whole Fundamental Change, all or any portion of a Holder’s Notes may be surrendered for conversion at any time from or after the Effective Date until 5:00 p.m. ET on March 20, 2026, which is the second Business Day immediately prior to the Fundamental Change Repurchase Date (as defined in the Offer to Purchase) (the “Make-Whole Conversion Period”), at a conversion rate equal to 2.5308 (the “Make-Whole Conversion Rate”) units of Reference Property (consisting of the Equity Component and the Cash Component), per $1,000.00 principal amount of Notes. The amount of cash to be received by a Holder in connection with such a conversion shall be computed based on the sum of the Daily Conversion Values for each of the 30 consecutive Trading Days during the 30 consecutive Trading Day period beginning on, and including, the second Trading Day immediately succeeding the relevant Conversion Date (the “Observation Period”). For purposes of conversions of Notes in connection with the Make-Whole Fundamental Change only, the “Daily Conversion Value” will mean, for each of the 30 consecutive Trading Days during the Observation Period, one-thirtieth (1/30) of the product of (a) the Make-Whole Conversion Rate on such Trading Day and (b) the sum of (1) the product of the Daily VWAP on such Trading Day and the Equity Component and (2) the Cash Component.

[1]	Capitalized terms used but not otherwise defined in this Notice have the meanings given to them in the Indenture.

For purposes of this notice:

•

“Equity Component” means the equity portion of a unit of Reference Property at the effective time of the Merger, which is 2.2005 Parent Shares, subject to adjustment as provided in Article 14 and subject to Section 14.07, in each case of the Indenture.

•	“Cash Component” means the cash portion of a unit of Reference Property at the effective time of the Merger, which is $45.00 in cash, without interest.

In order for any Holder of a Note to convert a Note as set forth above, such Holder shall comply with the procedures of the Depositary in effect at that time and, if required, pay funds equal to any Special Interest payable on the next Special Interest Payment Date as set forth in Section 14.02(i) of the Indenture and pay all transfer or similar taxes, if any, required pursuant to Section 14.02(e) of the Indenture. The exercise of such conversion right shall be irrevocable.

Any Notes surrendered by a Holder for purchase pursuant to the Offer to Purchase may be converted only if such Holder validly withdraws such Notes from the Offer to Purchase in accordance with the terms of the Indenture and the Offer to Purchase.

Other Information

Notwithstanding the right to convert the Notes during the Make-Whole Conversion Period or participate in the Offer to Purchase, each Holder of the Notes has the right to retain all such Holder’s Notes, or any portion of the principal amount thereof not surrendered for conversion during the Make-Whole Conversion Period or repurchased pursuant to the Offer to Purchase, until the Notes mature, subject to the terms and conditions of the Indenture.

Pursuant to the Indenture and the Notes, the Notes are not permitted to be held or beneficially owned by (i) an Israeli resident for Israeli tax purposes or (ii) a non-Israeli corporation, for which Israeli residents (1) have a controlling interest of more than 25% in such non- Israeli corporation or (2) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation (whether directly or indirectly) (the “Non-Israeli Tax Residency Requirement”).

By exercising the right to convert the Notes during the Make-Whole Conversion Period or participating in the Offer to Purchase, each Holder or beneficial owner of the Notes shall be deemed to represent and certify that the Non-Israeli Tax Residency Requirement is satisfied as to such Holder or beneficial owner and its Notes (or beneficial interest therein) on the applicable Conversion Date or the Fundamental Change Repurchase Date, respectively. Each of Parent, the Company, the Trustee, the Paying Agent, and the Conversion Agent is relying on such representation, in accordance with the terms of the Indenture and the Notes, in connection with the transactions contemplated hereby. To the extent a Holder or beneficial owner would like to exercise the right to convert its Notes during the Make-Whole Conversion Period or participate in the Offer to Purchase but such Holder or beneficial owner cannot satisfy the Non-Israeli Tax Residency Requirement, such Holder or beneficial owner should contact the Parent in the manner described below.

Additional copies of this Notice may be requested from Parent at Palo Alto Networks, Inc., 3000 Tannery Way, Santa Clara, California 95054, Attention: Corporate Secretary, (408) 753-4000.

U.S. Bank Trust Company, National Association, in its role as Trustee, Paying Agent and Conversion Agent under the Indenture is not responsible for any determinations or calculations made with respect to the Make-Whole Conversion Rate.

All such determinations or calculations have been made by Parent and the Company, and U.S. Bank Trust Company, National Association, is entitled to rely conclusively on all such determinations and calculations. Neither the Trustee, the Paying Agent nor the Conversion Agent makes any representation with respect to the accuracy or adequacy of the information contained in this Notice. The accuracy and adequacy of this Notice and the information contained herein are the sole responsibility of the Company.

The address of the Conversion Agent is:

U.S. Bank West Side Flats Operations Center

60 Livingston Avenue, Mail Station – EP-MN-WS2N

St. Paul, MN 55107

Attn: Conversion Processing

cts.conversions@usbank.com

*

The CUSIP number is included solely for the convenience of the Holders of the Notes. Neither the Company nor the Trustee shall be responsible for the selection or use of the CUSIP number, nor is any representation made as to its correctness with respect to the Notes or as indicated in this Notice.

Dated: February 19, 2026

CYBERARK SOFTWARE LTD.

Exhibit A

SUPPLEMENTAL INDENTURE

Exhibit B

OFFER TO PURCHASE